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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE 14D-9/A

(Rule 14d-101)

Amendment No. 2

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

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Reinhold Industries, Inc.

(Name of Subject Company)

Reinhold Industries, Inc.

(Name of Person Filing Statement)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

______ __ _

75935A109

(CUSIP Number of Class of Securities)

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MICHAEL T. FURRY

PRESIDENT

Reinhold Industries, Inc.

12827 EAST IMPERIAL HIGHWAY

SANTA FE SPRINGS, CALIFORNIA 90670

562-944-3281

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing the Statement)

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Copies to:

ROBERT J. HICKS

SOMMER BARNARD PC

ONE INDIANA SQUARE, SUITE 3500

INDIANAPOLIS, INDIANA 46204

317-713-3500

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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This Amendment No.2 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission  (the “SEC”) on November 9, 2006 (as previously filed and as the same may be amended from time to time, the “Schedule 14D-9”) by Reinhold Industries, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the tender offer by Reinhold Acquisition Corp., a Delaware corporation (“Purchaser”), disclosed in a Schedule TO filed by Purchaser with the SEC on November 9, 2006 (as previously filed and as the same may be amended from time to time, the “Schedule TO”), to purchase all of the Company’s outstanding shares of Class A common stock, $0.01 par value,  at $12.50 net to the seller in cash, subject to any required withholding of taxes and without interest thereon. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs immediately following the fifth paragraph of Item 2 of the Schedule 14D-9:

The tender offer’s subsequent offering period expired at 12:00 midnight New York City time, on January 9, 2007.  On January 10, 2007, the Company and Purchaser issued a joint press release announcing that based on information from the depositary for the tender offer, 3,078,455 shares of Common Stock, representing approximately 93.5% of all outstanding shares, had been validly tendered into the offer as of the expiration time.  Purchaser has accepted for purchase all shares validly tendered in both the initial offering period and the subsequent offering period at the offer price of $12.50 per share in cash, less any required withholding of taxes and without the payment of interest.  Payment for shares validly tendered and accepted has been or will be promptly made.

The Company and Purchaser also announced that Purchaser, as the owner of at least 90% of outstanding shares of the Company’s Common Stock, will promptly effect a short-form merger with and into the Company under Delaware law by filing a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware.  As a result of the merger, the Company will become a wholly-owned subsidiary of Parent.

All outstanding shares of the Company that were not tendered during the original offering period or the subsequent offering period will, as a result of the merger, be converted into the right to receive $12.50 in cash, less any required withholding of taxes and without the payment of interest, subject to shareholders’ dissenters’ rights under Delaware law and the terms and conditions of the Agreement and Plan of Merger, dated November 2, 2006, among the Company, Purchaser and Parent.

Immediately following the merger, the Company will file a Form 15 and Form 25 with the Securities and Exchange Commission, thereby terminating its reporting obligations and status as a public company.

Item 9.

Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(1)(K)	Joint Press release issued by the Company and Purchaser on January 10, 2007 (incorporated by reference to Exhibit (a)(5)(iv) to Amendment No. 3 to Schedule TO filed by Purchaser on January 10, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REINHOLD INDUSTRIES, INC.

By:	/s/Michael T. Furry
Name: Title:	Michael T. Furry President